EXHIBIT 99.1

Volvo Receives Order for 2,000 City Buses in China

GOTEBORG, Sweden, Dec. 9, 2005 (PRIMEZONE) -- Volvo Buses has received its biggest order so far in China. Shanghai's largest transport company, SHANGHAI BA-SHI (GROUP) INDUSTRIAL CO., LTD, has ordered 2,000 Volvo B6R buses, for delivery by summer 2007.

SHANGHAI BA-SHI (GROUP) INDUSTRIAL CO., LTD is Volvo's biggest customer in China and has a fleet of 8,800 city buses in Shanghai, of which 1,450 Volvo buses.

"Over the years we mutually build up a partnership relation with Volvo's joint venture company, Sunwin Bus. Since our group buys Volvo buses and based on their outstanding performance and reliability we continue to opt for Volvo buses," says the management of SHANGHAI BA-SHI (GROUP) INDUSTRIAL CO., LTD.

The major order is for 2,000 of the new 10.5 metre Volvo B6R citybus, all with air-conditioning. This city bus segment is currently a best seller in China and contributes greatly to the 25,000 buses over 10 metres sold in the country.

1,000 of the buses ordered will be delivered by summer 2006 and the remaining 1,000 buses by summer 2007. The chassis will be supplied ready-packed from Volvo Buses' factory in Boras, Sweden. They will be assembled at Sunwin Bus' factory in Shanghai, where bodybuilding work will be carried out.

Sunwin Bus is a joint venture company owned by Volvo Buses and SAIC Motor. The company started business in 2000.

"This big multi-year contract confirms the confidence of our key customer SHANGHAI BA-SHI (GROUP) INDUSTRIAL CO., LTD in the Volvo quality buses which set new standards in the bus environment in Shanghai and China," says Francois Dullaert, general manager of Sunwin Bus.

December 9, 2005

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Sunwin Bus
         Francois Dullaert
         +86 138 178 77 145

         Volvo Buses
         Per-Martin Johansson, Press officer
         +46 31 322 52 00